Exhibit 99.1

April 3, 2025

TO:	All Securities Commissions of Canada Toronto Stock Exchange

Re: Notice of Meeting and Record Dates Under NI 54-101

In accordance with NI 54-101, we hereby give you notice of a meeting of the shareholders for the undermentioned issuer:

Issuer:	Fortuna Mining Corp.
Meeting Date:	Thursday, June 26, 2025
Record Date for Notice and Voting:	Friday, May 2, 2025
Beneficial Ownership Determination Date:	Friday, May 2, 2025
Security Description:	Common Shares
CUSIP:	349942 10 2
ISIN:	CA3499421020
Meeting Type:	Annual
Issuer Sending Material via Notice-and-Access:	Yes
Issuer Sending Material Directly to NOBOs:	No
Issuer Paying to Send Material to OBOs:	Yes

FORTUNA MINING CORP.

Per: Sally Whittall, Corporate Secretary